UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: July 17, 2025

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition

On July 17, 2025 (the “Closing Date”), SES (the “Company”) completed its previously announced acquisition (the “Acquisition”) of Intelsat Holdings S.a.r.l. and its subsidiaries pursuant to the share purchase agreement, dated as of April 30, 2024 (the “Share Purchase Agreement”), by and between the Company and Intelsat S.A. (“Intelsat”). The Company issued a press release, attached hereto as Exhibit 99.1, announcing the foregoing event.

Historical information of Intelsat and its subsidiaries, as well as pro forma financial information of the Company, was included in the Company’s prospectus supplement, dated May 14, 2025, filed with the Securities and Exchange Commission on May 15, 2025 (File No. 333-286828).

Contingent Value Rights Agreement

On the Closing Date, in connection with the consummation of the Acquisition and as contemplated by the Share Purchase Agreement, the Company entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Equiniti Trust Company, LLC, as rights agent, pursuant to which the Company issued 70,139,990 Contingent Value Rights to Intelsat as part of the consideration for the Acquisition, which were then distributed by Intelsat to Intelsat’s shareholders (including holders of Intelsat’s vested RSUs and PSUs). A copy of the CVR Agreement is attached hereto as Exhibit 99.2.

Exhibit Index

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release

99.2	Contingent Value Rights Agreement, dated July 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES

(registrant)

Date: July 17, 2025	By:	/s/ Adel Al-Saleh
Name: Adel Al-Saleh
Title: Chief Executive Officer